SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 24, 2024

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you as a Material Event that our Chief Executive Officer (CEO), Mr. Gianfranco Ferrari de las Casas, has informed us that on June 21, 2024, he was notified of Resolution 6 issued by the Fifth National Preliminary Investigation Court of the National Superior Court of Specialized Criminal Justice in Peru (Quinto Juzgado de Investigación Preparatoria Nacional de la Corte Superior Nacional de Justicia Penal Especializada). Through such notice, in the context of the preliminary investigation against Mr. Yehude Simon M. and an additional sixty-five (65) other individuals for various offenses related to the Olmos Project, Mr. Ferrari was informed of the dismissal of the case in regards of the investigation against Mr. Ferrari for the crime of collusion against public administration. Consequently, the court ordered the final closure of the judicial process (i.e., dismissal) against Mr. Ferrari.

This Material Event is related to the one reported to the market on November 12, 2021, when our CEO was included in the aforementioned preliminary investigation.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative